FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations my continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Response)
1. Name and Address of Reporting Person* O'Reilly Vincent M. (Last) (First) (Middle) c/o The Neiman Marcus Group, Inc. 1618 Main Street	2. Issuer Name and Ticker or Trading Symbol The Neiman Marcus Group, Inc. (NMG.A and NMG.B) 3. IRS or Social Security Number of Reporting Persons (Voluntary)	6. Relationship of Reporting Person(s) to Issuer (check all applicable) X Director 10% Owner Officer Other (specify below)
(Street) Dallas Texas 75201	4. Statement for Month/Year August 2002	7. Individual or Joint/Group Reporting (Check Applicable) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	5. If Amendment, Date of Original (Month/Year)

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8) Code V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount (A) or (D) Price	5. Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Bene- ficial Ownership (Instr. 4)
Class A Common Stock				800	D
Class B Common Stock				218	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Deriv- ative Sec- urity (Instr. 3)	2. Conver- sion or Exercise Price of Deriv- ative Security	3. Trans- action Date (Month/ Day/ Year)	4. Transac- Code (Instr. 8)	5. Number of Deriv- ative secur- ities Acq- quired (A) or Disposed of (D) (Instr. 3, 4 and 5) (A) (D)	6. Date Exer- cisable and Ex- piration Date (Month/Day/ Year) Date Expira- Exer- tion siable Date	7. Title and Amount of Underlying Sec- urities (Instr. 3 and 4) Amount or Num- ber of Title Shares	8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Num- ber of Deriva- tive Secur- ities Bene- ficially Owned at End of Year (Instr. 4)	10. Own- ership Form of Deriva- tive Secu- rity: Direct (D) or Indirect (i) Instr. 4	11. Na- ture of Indirect Benefi- cial Owner- ship (Instr. 4).
Phantom Stock Units(1)	n/a	10/31/01	A	183.581	(1)	Class A Common Stock 183.581(2)	$27.236		D
Phantom Stock Units(1)	n/a	01/31/02	A	145.058	(1)	Class A Common Stock 145.058(2)	$34.469		D
Phantom Stock Units(1)	n/a	04/30/02	A	135.881	(1)	Class A Common Stock 135.881(2)	$36.797		D
Phantom Stock Units(1)	n/a	08/03/02	A	181.068	(1)	Class A Common Stock 181.068(2)	$27.614	2,997.45	D

Explanation of Responses:
(1)  Pursuant to The Neiman Marcus Group, Inc. Deferred Compensation Plan for Non-Employee Directors, non-employee directors of The Neiman Marcus Group, Inc.
(the "Company") receive shares of Class A common stock equivalents as part of their directors' compensation ("Mandatory Deferred Units"), and are permitted to elect to receive shares of common stock equivalents in lieu of their cash compensation ("Elective Deferred Units"). The number and "price" of such units are determined quarterly and are calculated by dividing the amount of fees in each fiscal quarter by the average of the market price of the Company's Class A common stock during the last five trading days of such fiscal quarter. Settlement of these units is in cash.
(2)  Represents Mandatory Deferred Units.

** Intentional misstatements or omission of facts constitute Federal Criminal
Violations. See 18 U.S. 1001 and 15 U.S.C. 78ff(a).
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Vincent M. O'Reilly Aug. 23, 2002 **Signature of Reporting Person Date